 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Stanford Venture Capital Holdings, Inc. (Last) (First) (Middle) 6075 Poplar Avenue (Street) Memphis, TN 38119 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tangible Asset Galleries, Inc. TAGZ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/14/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series D Convertible Preferred Stock	$0.06	02/14/2003		A(3)		2,000,000		Immediate		Common Stock	33,333,333	$1.00(2)	2,000,000	D
Warrants to Purchase Common Stock	$0.10	02/14/2003		D(1)(3)			10,000,000	04/10/2002	04/10/2007	Common Stock	10,000,000		$0	D
Warrants to Purchase Common Stock	$0.15	02/14/2003		D(1)(3)			10,000,000	04/10/2002	04/10/2007	Common Stock	10,000,000		$0	D
Warrants to Purchase Common Stock	$0.25	02/14/2003		D(1)(3)			10,000,000	04/10/2002	04/10/2007	Common Stock	10,000,000		$0	D
Warrants to Purchase Common Stock	$0.001	02/14/2003		A(1)(3)		30,000,000		Immediate	04/10/2007	Common Stock	30,000,000		$30,000,000	D

Explanation of Responses:

(1)         Cancellation of warrants in connection with grant of replacement warrants with reduced exercise price.
(2)        The purchase price of $2,000,000 is payable by (i) cancellation of the Issuer's obligation to repay to the Reporting Person the principal of two Bridge Loans, equal to $1,000,000, and (ii) $1,000,000 in cash.
(3)        These transactions have been approved by the Board of Directors of the Issuer and are exempt from Section 16(b) under Rule 16b-3(d).

By:	Date:
/s/ James M. Davis	02/18/2003
James M. Davis
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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